Exhibit 99.90

RECEIPT

Fire & Flower Holdings Corp. (formerly Cinaport Acquisition Corp. II)

This receipt evidences that the regulators in Quebec, Northwest Territories, Yukon and Nunavut have issued a receipt for the Preliminary Base Shelf Prospectus of the above Issuer dated November 19, 2020.

November 19, 2020

/s/ Sonny Randhawa

Sonny Randhawa
Director, Corporate Finance Branch

SEDAR Project # 2950423